UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

AEROPUERTOS ARGENTINA 2000 S.A. SHAREHOLDER’S MEETING

We hereby inform that Aeropuertos Argentina 2000 S.A. (the “Company”), our subsidiary, held on July 25, 2019, a shareholders meeting and filed in Argentina the following relevant fact (hecho relevante) with Comisión Nacional de Valores (“CNV”), Bolsas y Mercados Argentinos S.A. and Mercado Abierto Electrónico S.A., as follows:

“RELEVANT FACT – ORDINARY SHAREHOLDERS MEETING, SPECIAL SHARES CLASSES A,B,C AND D, AND SPECIAL PREFERRED SHARES FROM 7/25/2019

I am pleased to inform, pursuant Section 4, Chapter II, Title II of the CNV Rules, that the shareholders meeting special shares classes A, B, C and D, and special preferred shares of Aeropuertos Argentina 2000 S.A., held today unanimously resolved the payment of cash dividends between the shareholders classes A, B, C and D, according to their holdings, for an amount of US$50,000,000 or its equivalent in pesos (which at the date of the shareholders meeting amounts to $ 2,143,500,000).

Additionally, in said shareholders meeting they unanimously approved the payment of dividends on the preferred shares for the amount of $118,276,769, payable in additional preferred shares, the value having been calculated on the basis of the value of the preferred shares, as adjusted by inflation, as the Argentine National Government had proposed. The legal representative of the shareholder Corporación América S.A. accepted that valuation criteria in order to avoid a corporate conflict and requested the Board of Directors to file an administrative claim in order to conduct a review of the Concession Agreement taking into account the higher value of the preferred shares and, consequently, adjust the economic-financial equation.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2019

Corporación America Airports S.A.

	By:	/s/ Andres Zenarruza
	Name:	Andres Zenarruza
	Title:	Legal Manager

	By:	/s/ Raúl Guillermo Francos
	Name:	Raúl Guillermo Francos
	Title:	Chief Financial Officer